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                                                                      EXHIBIT 19

FOR IMMEDIATE RELEASE

CONTACTS:
JOHN HOHENER                                            JULIE MYERS
SMARTFLEX SYSTEMS                                       STAPLETON COMMUNICATIONS
VICE PRESIDENT, FINANCE                                 (650) 470-4231
CHIEF FINANCIAL OFFICER
(714) 838-8737


                    SMARTFLEX REPORTS SECOND QUARTER RESULTS

        Tustin, Calif. - July 20, 1999 -- Smartflex Systems, Inc. ("Smartflex") (Nasdaq: SFLX) today announced net revenues of $30.3 million for the second quarter ended June 30, 1999, an increase of 12 percent from the $27.0 million reported in last year's comparable quarter. The net loss for the second quarter of fiscal 1999, was $546,000 or $0.08 per share, compared to net income of $387,000 or $0.06 per share for the comparable period in the prior year. Net revenues for the first half of 1999 were $53.5 million compared to $64.0 million in the first half of 1998. Net loss for the six months ended June 30, 1999 was $5.4 million, or $0.84 per share compared to net income of $1.2 million, or $0.19 for the same period in 1998. The 1999 first half results include a $3.8 million pre-tax charge related to a restructuring completed in the first quarter of 1999.

        The increase in revenues, as compared to the same period in the prior year, was primarily due to incremental business generated from the recent acquisitions of the company. Gross margin as a percent of revenues was 10.7 percent, compared to 11.0 percent in the same period in the prior year and 9.0 percent in the prior quarter. During the fourth quarter of 1998 and the first quarter of 1999 the company made certain acquisitions which changed the consolidated product mix and related margins. All of the company's business entities contributed to results for the entire quarter.

        On July 7,1999 Smartflex announced that it had entered into a definitive agreement pursuant to which Saturn Electronics and Engineering, Inc would acquire all of the outstanding shares of common stock of Smartflex. The agreement, approved unanimously by Smartflex's Board of Directors, is a cash tender offer of $10.50 per share. The directors and executive officers of Smartflex have agreed to tender their shares. The tender offer commenced July 14, 1999 and is conditioned on a majority of the outstanding shares of Smartflex being tendered as well as other customary conditions.


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        Smartflex Systems, Inc., headquartered in Tustin, California, is a leader in providing automated electronics manufacturing services. Smartflex services optimize and accelerate product realization - the process from product concept through volume manufacturing.

        Smartflex's specialty manufacturing skills allow the company to help its telecommunications, computer, and medical electronics customers meet their goals of smaller packaging, reduced cost, and faster delivery to the marketplace. Smartflex serves customers worldwide from its factories and technology centers in Cebu, Philippines; Monterrey and Guadalajara, Mexico; Singapore; West Long Branch, New Jersey; Methuen, Massachusetts; and Santa Clara, Fremont and Tustin, California. For more information contact the company's website at http://www.smartflex.com.

This release contains forward-looking statements, including each statement of management's opinions, expectations, plans, and objectives for future operations that involve risks and uncertainties. Actual results could differ materially from these expectations as a result of various factors, and therefore we caution investors against ascribing undue weight thereto. The factors include, but are not limited to, the ability to effectively identify, investigate, conclude, integrate and manage acquisitions or large-scale projects, to manage the transition of manufacturing operations, qualification of manufacturing processes, efficient utilization of manufacturing facilities and financial resources, the ability to retain and attract qualified personnel, international currency fluctuations, and future financial, economic, competitive and market conditions and their potential direct or indirect effect, including cancellations of orders included in backlog. These and other factors are also discussed in Smartflex Systems' 10-K, 10-Q and other filings made previously or from time to time with the Securities and Exchange Commission.

       (Condensed Statements of Operations and Balance Sheets to follow)

                                       ###


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                             SMARTFLEX SYSTEMS, INC.
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

                                                                     Quarter Ended                        Six Months Ended
                                                                  June 30 (unaudited)                    June 30 (unaudited)
                                                            ---------------------------------      --------------------------------
(Dollar amounts in thousands, except share data)              1999         1998      % Change        1999        1998     % Change
-----------------------------------------------------------------------------------------------------------------------------------
Net revenues                                                $30,339      $27,037       12          $53,491     $64,042      (17)
Cost of revenues                                             27,082       24,054       13           48,143      56,914      (15)
----------------------------------------------------------------------------------------------------------------------------------
      Gross margin                                            3,257        2,983        9            5,348       7,128      (25)
Costs and Expenses:
      Marketing and sales expense                               687          886      (23)           1,844       1,816        2
      General and administrative expense                      3,178        1,886       69            6,032       3,967       52
      Restructuring expense                                      --           --                     3,847          --
----------------------------------------------------------------------------------------------------------------------------------
          Operating (loss) income                              (608)         211                    (6,375)      1,345
Interest income                                                 174          221      (21)             489         484
Interest expense                                               (342)         (25)                     (652)        (87)
Other expense                                                   (51)         171                       210          98
----------------------------------------------------------------------------------------------------------------------------------
(Loss) income before income taxes                              (827)         578                    (6,748)      1,840
Income tax (benefit) provision                                 (281)         191                    (1,348)        625
----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                           $  (546)     $   387                   $(5,400)     $1,215
==================================================================================================================================
Net (loss) income per share: basic                          $ (0.08)     $  0.06                   $ (0.84)     $ 0.19
                             diluted                        $ (0.08)     $  0.06                   $ (0.83)     $ 0.19
==================================================================================================================================
Shares used in computing net (loss)
  income per share: basic                                     6,481        6,422                     6,467       6,397
                    diluted                                   6,508        6,476                     6,500       6,469
==================================================================================================================================

                      CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                      June 30, 1999      December 31,
(Dollar amounts in thousands)                                          (unaudited)           1998
                                                                      -------------------------------
ASSETS
         Cash and short-term investments                                 $21,713           $27,356
         Accounts receivable, net                                         14,969            11,209
         Inventories                                                      10,467             3,927
         Other current assets                                              8,170             5,973
---------------------------------------------------------------------------------------------------
                  Total current assets                                    55,319            48,465
         Property and equipment, net                                      20,801            18,475
         Goodwill, net                                                    14,327             4,089
         Other assets                                                      1,167             1,262
---------------------------------------------------------------------------------------------------
                  Total assets                                           $91,614           $72,291
===================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
         Accounts payable                                                $14,885           $ 7,050
         Accrued liabilities                                               7,044             7,546
         Current portion of other notes payable                            4,523                --
         Current portion of notes payable to bank                          1,150             1,150
---------------------------------------------------------------------------------------------------
                   Total current liabilities                              27,602            15,746
         Long-term portion of notes payable to bank                       18,066             4,463
         Other long-term liabilities                                         324             1,063
         Total stockholders' equity                                       45,622            51,019
---------------------------------------------------------------------------------------------------
                  Total liabilities                                      $91,614           $72,291
===================================================================================================

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